August 4, 2009

Mr. Terence O'Brien
Accounting Branch Chief
Division of Corporation Finance, Mail Stop 4631
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

RE:	Minerals Technologies Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 26, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 6, 2009
Form 10-Q for the Fiscal Quarter Ended March 29, 2009
File No. 1-11430

Dear Mr. O'Brien:

On behalf of Minerals Technologies Inc. (the "Company"), I hereby transmit for filing this letter in response to the comments of the Staff of the Securities and Exchange Commission (the "Commission") dated July 23, 2009 regarding the above-referenced filings of the Company.

For your convenience, I have set forth below in bold your numbered comments in their entirety followed by the responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16.

Results of Operations, page 18
  We note your response to comment 4 in our letter dated June 29, 2009. Please confirm to us that you intend to include your response in future filings. If you do not intend to include the information provided in your response, please provide us with your reasons for not providing the requested disclosures in future filings. If you do intend to include this information in future filings, please revise this information to state whether the cost savings realized is in line with the expected cost savings from when the plan was originally developed. If there is a material difference between the expected cost savings and the actual cost savings, please explain why. Please provide us with the revised disclosure you intend to include in future filings.

In future filings, we intend to include our response to Comment 4 in our letter dated June 29, 2009, with expanded disclosures comparing actual cost savings realized with the expected cost savings anticipated when the restructuring plan was originally developed.

The following is the disclosure relating to "Results of Operations-Restructuring Costs," on page 24 in Item 7 of "Management's Discussion and Analysis of Financial Condition and Results of Operations," in our recently filed Form 10-Q for the Quarterly Period Ended June 28, 2009:

     In the third quarter of 2007, the Company initiated a plan to realign its business operations to improve profitability and increase shareholder value by exiting certain businesses and consolidating some product lines. As part of this program, the Company reduced its workforce by approximately 7 percent to better control operating expenses and improve efficiencies and recorded a pre-tax charge of $16.0 million for restructuring and other exit costs during the second half of 2007.

     Restructuring costs incurred in the second quarter of 2009 and 2008 relating to the 2007 restructuring program were as follows:

Restructuring and other costs (2007 program):
	Second Quarter 2009	Second Quarter 2008

Severance and other employee benefits	$--	$0.9
Other exit costs	--	--

	$--	$0.9

     The Company expects incremental annualized savings in 2009 of $2 million from this program over 2008. The total expected annualized savings in 2009 is approximately $13 million from this program and we realized savings of $11 million in 2008. Approximately $0.6 million and $2.2 million in severance payments were paid in the second quarter of 2009 and 2008, respectively. A restructuring liability of $2.8 million remains at June 28, 2009 and will be paid in 2009. Such amounts will be funded from operating cash flows.

     In the fourth quarter of 2008, as a result of the worldwide economic downturn and the resulting impact on the Company's sales and operating profits, the Company initiated an additional restructuring program by reducing its workforce by approximately 14% through a combination of permanent reductions and temporary layoffs. The Company recorded a charge of $3.9 million associated with this program.

     Restructuring costs incurred in the second quarter of 2009 relating to the 2008 restructuring program were as follows:

     Restructuring and other costs (2008 program):

Second Quarter 2009

Severance and other employee benefits	$0.6
Other exit costs	0.1

$0.7

     The Company expects annualized savings of between $6 million to $8 million as it relates to this program. The Company realized compensation and related expense savings of approximately $2.0 million in the second quarter of 2009 which was as expected. Approximately $1.9 million in severance payments was paid in the second quarter of 2009. The remaining liability of $0.9 million will be paid in 2009 from cash flow from operations.

     In the second quarter of 2009, as a result of the continuation of the severe downturn in the worldwide steel industry, the Company initiated a restructuring program, primarily in the Refractories segment, to improve efficiencies through consolidation of manufacturing operations and reduction of costs. This realignment resulted in impairment of asset charges and restructuring charges in the second quarter of 2009 as follows:

Restructuring and other costs (2009 program):

(millions of dollars)	Second Quarter 2009

Severance and other employee benefits	$8.4
Contract termination costs	0.4
Other exit costs	0.1

$8.9

     The restructuring program will reduce the current workforce by approximately 200 employees worldwide. This reduction in force relates to plant consolidations as well as a streamlining of corporate and divisional management structures to operate more efficiently. The Company expects to realize annualized pre-tax cost savings of approximately $10 million upon completion of the program as a result of lower compensation and related expenses. The Company expects severance amounts to be paid in 2009. The payments will be funded from operating cash flows.

Impairment of asset charges:

(millions of dollars)	Second Quarter 2009

Americas Refractories	9.5
Europe Refractories	11.5
Asia Refractories	10.0
North America Paper PCC	6.5

$37.5

      The impairment of assets charge includes a write-down of $6.0 million for certain intangible assets related to our 2006 acquisition in Turkey.

     The Company expects to realize, beginning in the third quarter of 2009, annualized pre-tax depreciation savings of approximately $5 million related to the write down of fixed assets.

Critical Accounting Policies, page 23

Pension Benefits, page 26

2. We note your response to comment 11 in our letter dated June 29, 2009. As you have identified the estimate of your pension benefits as a critical accounting estimate to your consolidated financial statements, it is unclear why you have not agreed to provide investors with a better understanding as to how you estimated one of the material assumptions used to estimate your pension benefits. As previously requested, please include disclosure in future filings that explains to investors why you believe an expected return on plan assets of 8% is appropriate considering 85.7% of plan assets are fixed income securities as of December 31, 2008. In this regard, we note the explanation you provided to us in your response letter, which should be further expanded to state the average rate of return over the life of the plan as of the most recent period presented. Further, you should state when the composition of the assets did or is expected to return to your long-term investment strategy, which should also be included in your audited footnotes in future filings. As previously requested, please provide us with the disclosures you intend to include in future filings, or explain to us why you do not think this information is material to investors. Please also tell us the average rate of return over the life of the plan as of December 31, 2008.

In future filings, we will expand our disclosures regarding our investment strategy for pension plan assets and our expected rate of return on assets. The Company's rate of return on pension assets from inception through December 31, 2008 and 2007 was approximately 8% and 10%, respectively.

The following is the disclosure relating to "Critical Accounting Policies-Pension Benefits," on page 35 in Item 7 of "Management's Discussion and Analysis of Financial Condition and Results of Operations," in our recently filed Form 10-Q for the Quarterly Period Ended June 28, 2009:
•	Pension Benefits: We sponsor pension and other retirement plans in various forms covering the majority of employees who meet eligibility requirements. Several statistical and actuarial models which attempt to estimate future events are used in calculating the expense and liability related to the plans. These models include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases as determined by us, within certain guidelines. Our assumptions reflect our historical experience and management's best judgment regarding future expectations. In addition, our actuarial consultants also use subjective factors such as withdrawal and mortality rates to estimate these assumptions. The actuarial assumptions used by us may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants, among other things. Differences from these assumptions may result in a significant impact to the amount of pension expense/liability recorded by us follows:

     A one percentage point change in our major assumptions would have the following effects.

Effect on Expense
(millions of dollars)	Discount Rate	Salary Scale	Return on Asset

1% increase	$(2.7)	$0.4	$(1.6)
1% decrease	$2.8	$(0.4)	$1.6

Effect on Projected Benefit Obligation
(millions of dollars)	Discount Rate	Salary Scale

1% increase	$(21.9)	$1.9
1% decrease	$21.9	$(1.9)

     The investment strategy for pension plan assets is to maintain a broadly diversified portfolio designed to achieve our target of an average long-term rate of return of 8%. While we believe we can achieve a long-term average rate of return of 8%, we can not be certain that the portfolio will perform to our expectations. From inception through October 31, 2008, assets were strategically allocated among equity, debt and other investments to achieve a diversification level that dampens fluctuations in investment returns. The Company's long-term investment strategy has an investment portfolio mix of approximately 65% in equity securities and 35% in fixed income securities. The Company's 16-year average rate of return on assets through December 31, 2008 was approximately 8% on its investment assets despite the significant losses realized in 2008. During the fourth quarter of 2008, the Company adopted a capital conservation strategy as a result of the severe market volatility experienced in the latter part of 2008 and into 2009. As part of this strategy, the Company temporarily invested its pension assets in fixed income securities due to the uncertainty in the markets but has not changed its long-term investment strategy. As of the end of the second quarter, the Company has approximately 85% of its pension assets in fixed income securities. During the first and second quarters of 2009, we analyzed data provided by investment consultants which indicated the likely returns from a move to equities at that time were not significantly better than the expected returns from the capital conservation strategy and that such a change involved significantly more risk. During the third quarter 2009, we have begun a program of systematically moving funds back into equities. The Company intends to rebalance its investment portfolio to adhere to its long-term investment strategy over the next twelve months as the markets continue to stabilize.

* * * * *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

This letter is also being filed on EDGAR as of the above date.

We thank you for the opportunity to respond to your comments. Please contact me at 212-878-1923 if you have any questions regarding the foregoing.

Very truly yours,

John A. Sorel
Senior Vice President, Finance and
Chief Financial Officer